Exhibit 1

Perion Launches GrowMobile Self-Serve
The First Cross-Network, Self-Serve Mobile Advertising Platform

TEL AVIV and SAN FRANCISCO – November 12, 2014 – Perion Network Ltd. (NASDAQ: PERI) announced today the launch of GrowMobile Self-Serve, the world’s first cross-network, self-serve mobile advertising platform. The product is an enhanced, do-it-yourself version of the technology built by San Francisco-based GrowMobile which Perion acquired earlier this year to address the advertising needs of mobile app developers. GrowMobile is part of Perion Lightspeed, the new mobile division of Perion.

GrowMobile Self-Serve provides app developers with the ability to self-manage all of their mobile media buying, measurement and optimization on one dashboard with one convenient insertion order (IO).

“Today’s fragmented mobile advertising industry and lack of sophisticated measurement tools have challenged even the world's largest media buyers to execute successful campaigns," said Tomer Pascal, General Manager of Perion Lightspeed. “GrowMobile Self-Serve was built from the ground up specifically to overcome these challenges and provide Perion's customers with a new breed of solutions enabling them to meet – and even exceed – their respective business goals."

By organizing and automating the app promotion process within one user-friendly platform, GrowMobile Self-Serve brings order to the mobile advertising ecosystem, providing a centralized system for buying media across multiple traffic sources. With GrowMobile Self-Serve, individual contracts, billing and other administrative operations are streamlined and reduced to a single process, freeing resources and allowing media buyers to manage all of their campaigns more efficiently.

Among its many features, GrowMobile Self-Serve incorporates ad networks, ad exchanges and DSP partners on the supply side, and partners with major tracking providers on the attribution-tracking front for convenient advertiser on-boarding. The new platform also provides detailed analytics, helping developers measure and optimize their campaigns, as well as an automated bidding system, a DIY retargeting feature and a concise traffic source index that amplifies targeting capabilities.

GrowMobile Self-Serve is inspired by GrowMobile's fully-managed service, designed by founders Brendan Lyall, AJ Yeakel and Minglei Xu. All three tech veterans hail from major gaming companies such as Storm8 and Zynga, and have experienced first-hand the pains of mobile marketing. Backed with this industry know-how, GrowMobile Self-Serve enables app developers to improve user acquisition, maximize ROI and meet all of their business goals.

“We’re proud to offer an innovative product with a unique value proposition to publishers and advertisers,” said Josef Mandelbaum, CEO of Perion. “GrowMobile Self-Serve, together with our other mobile initiatives, advances Perion’s vision and solidifies our place at the forefront of mobile advertising technology.”

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile app promotion division, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the transaction; risks entailed in integrating the GrowMobile business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the GrowMobile business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013 and the report on Form 6-K filed with the SEC on September 23, 2014. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Media
GITAM BBDO
Irit Livne
+972 50 751-6086
iritli@gitam.co.il

Investors
Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.